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                    SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON D.C.  20549

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
In the Matter of                  )
Xcel Energy Inc.                  )                  CERTIFICATE
                                  )
File No. 70-9337                  )                       OF
                                  )
(Public Utility Holding           )                  NOTIFICATION
Company Act of 1935)              )
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     This Certificate of Notification is filed by Xcel Energy Inc. ("Xcel
Energy"), a Minnesota Corporation formerly known as Northern States Power Company ("NSP"), in connection with the transactions proposed in the Application-Declaration filed by NSP on Form U-1, as amended (the "Application") and authorized by the order of the Securities and Exchange Commission issued on August 22, 2000 (Release No. 35-27218) (the "Order"). Capitalized terms used herein but not otherwise defined shall have the meaning ascribed to them in the Application. Pursuant to Rule 24 of the Act, Xcel Energy hereby certifies that Xcel Energy International, Inc. has repaid in full the note issued to Public Service Company of Colorado by NC Enterprises in exchange for its acquisition of New Century International, Inc. The source of funds used to effect the repayment was commercial paper issued by Xcel Energy.

                                 Signature
                                 ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                         Xcel Energy Inc.


                                         By: /s/ Paul Pender
                                             ----------------------------------
                                             Paul Pender
                                             Vice President and
                                             Treasurer


Dated:  November 16, 2000